Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    Goldbelt announces results from 21 new drill holes including 54m (at)
    4.57g/t at Inata North

    TORONTO, July 18 /CNW/ - Goldbelt Resources Ltd. (TSXV: GLD) reports results from 21 new drill holes at Inata North and Sayouba on its 100% owned
Inata gold project. Goldbelt's current 35,000m resource expansion drill program is targeting strike extensions of known mineralization of the Inata deposits and will add to the current resource base for the Inata project feasibility study.
    Goldbelt's Inata trend deposits currently have an estimated NI 43-101 resource of 15.65 million tonnes grading an average of 1.9 g/t gold (948,000 oz Au) in the measured and indicated categories and 4.06 million tonnes grading 1.4 g/t gold (190,000 oz Au) in the inferred category, as reported in the April 24, 2006 press release, available at www.goldbeltresources.com.

    <<
    Assay results include drill intercepts from:
    -  INRC955 with 10 meters at a grade of 6.24 grams per tonne ("g/t") of gold.
    -  INRC959 with 16 meters at a grade of 3.61 g/t of gold.
    -  INRC960 with 14 meters at a grade of 9.44 g/t of gold.
    -  INRC961 with 9 meters at a grade of 6.78 g/t of gold and 25 meters at a grade of 2.97 g/t of gold.
    -  INRC962 with 5 meters at a grade of 20.43 g/t of gold and 54 meters at a grade of 4.57 g/t of gold.
    -  INRC964 with 20 meters at a grade of 3.29 g/t of gold

    These holes were all primary targets in the current drill program, and were targeted from drill results obtained in the 2005 drilling program.

    Detailed Results
    ----------------

    The significant intersections are outlined in the following table. All intercepts are down-hole widths.

    -------------------------------------------------------------------------
               Significant Results (greater than) 2m and (greater than) 2g/t
    -------------------------------------------------------------------------
        Lode        Hole Id.          Coordinates    Interval  Width   Au g/t
    -------------------------------------------------------------------------
    Inata North    INRC940(Ext)    683000   1589450   139-148     9     2.22
    -------------------------------------------------------------------------
    Inata North    INRC954(Ext)    682760   1588450   174-190    11     2.79
    -------------------------------------------------------------------------
    Inata North    INRC955         682750   1588330   153-163    10     6.24
    -------------------------------------------------------------------------
    Inata North    INRC956         682775   1587900     67-74     7     2.07
    -------------------------------------------------------------------------
    Inata North    INRC957         682800   1587950     55-68    13     3.27
    -------------------------------------------------------------------------
    Inata North    INRC959         682745   1588580    98-103     5     2.92
    -------------------------------------------------------------------------
                                                      134-150    16     3.61
    -------------------------------------------------------------------------
                                                      179-183     4     2.15
    -------------------------------------------------------------------------
    Inata North    INRC960         682745   1588530   115-129    14     9.44
    -------------------------------------------------------------------------
                                                      158-163     5     2.22
    -------------------------------------------------------------------------
    Inata North    INRC961         682730   1588480   123-132     9     6.78
    -------------------------------------------------------------------------
                                                      143-146     3     4.09
    -------------------------------------------------------------------------
                                                      172-197    25     2.97
    -------------------------------------------------------------------------
    Inata North    INRC962         682725   1588400   138-143     5    20.43
    -------------------------------------------------------------------------
                                                      156-210    54     4.57
    -------------------------------------------------------------------------
    Inata North    INRC964         682730   1588280   185-205    20     3.29
    -------------------------------------------------------------------------
    Inata North    INRC966         683340   1589200     43-45     2     2.34
    -------------------------------------------------------------------------
    Inata North    INRC967         683240   1589200      9-15     6     2.63
    -------------------------------------------------------------------------
                                                      131-133     2     3.02
    -------------------------------------------------------------------------
                                                      145-154     9     2.17
    -------------------------------------------------------------------------
    Inata North    INRC983         683050   1589275     42-46     4     3.19
    -------------------------------------------------------------------------
    Inata North    INRC984         683050   1589400    95-115    20     2.15
    -------------------------------------------------------------------------
    Inata North    INRC985         683050   1589300      6-18    12     3.59
    -------------------------------------------------------------------------
                                                        30-33     3     3.85
    -------------------------------------------------------------------------
    Sayouba        INRC979         683315   1588990     20-25     5     2.58
    -------------------------------------------------------------------------
                                                        41-43     2     2.69
    -------------------------------------------------------------------------
                                                      105-111     6     3.12
    -------------------------------------------------------------------------
    Sayouba        INRC958         683330   1588900     67-78    11     2.32
    -------------------------------------------------------------------------
    >>

    Sample collection, preparation and assaying procedures are as reported in
Goldbelt's June 22, 2006 news release. All holes were drilled at -60 degrees to the east.

    Current drill program
    ---------------------

    Goldbelt plans continued drilling at Inata North and Sayouba where assays from the current program have shown impressive results. Additional targets at
Inata Central, South and Minfo will be tested within the next few months.
Drilling will also be undertaken at Goldbelt's Karba tenement in the Hound
Belt.
    Note that the drill widths presented above are drill intersection widths and may not represent true widths. Collin Ellison, President and CEO, is the qualified person and has reviewed the results, sampling procedures and data contained in this release.

    GOLDBELT RESOURCES LTD.

    Per: "Collin Ellison"
    Collin Ellison, President and CEO

    The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Certain statements contained in this disclosure document constitute forward-
    looking statements which are not historical facts and are made pursuant to the "safe harbor" provisions under the United States Private
    Securities Litigation Reform Act of 1995. When used in this document, words like "anticipate", "believe", "estimate" and "expect" and similar expressions are intended to identify forward-looking statements.

    Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms;
changes in planned work resulting from logistical, technical or other factors;
the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company's projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company's projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties.

    The United States Securities and Exchange Commission permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We may use certain terms in this disclosure document such as resources that are prescribed by Canadian regulatory policy and guidelines but are not provided for in the SEC guidelines on publications and filings.

    Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management or its independent professional consultants on the date the statements are made. The reader is cautioned that actual results, performance or achievements may be materially different from those implied or expressed in such statements.

    %SEDAR: 00004199E          %CIK: 0001013785

    /For further information: please visit the Company's website
www.goldbeltresources.com or contact Laura Sandilands, Investor Relations or
Collin Ellison, President and CEO at (416) 364-0557 or by email to
lsandilands(at)goldbeltresources.com./
    (GLD.)

CO:  Goldbelt Resources Ltd.

CNW 11:21e 18-JUL-06